Exhibit 99.1

NMG Provides a Quarterly Update and Releases its Annual Report – Disciplined Execution of the Company’s Business Plan

+ Major deliveries have been completed for NMG’s Phase-1 coating module; construction is advancing towards the planned commissioning target before the end of H1-2022 for the Company’s 2,000-tpa-capacity anode material value chain.

+ The integrated 43-101-compliant feasibility study prepared by BBA is progressing for the Phase-2 Bécancour Battery Material Plant and Matawinie Mine, for a comprehensive updated economics structure of NMG’s business model to be announced before the end of Q2-2022.

+ Preparatory works have resumed at the Phase-2 Matawinie Mine ahead of civil works targeted for the year.

+ Thanks to its Phase-1 production, NMG is currently actively engaged in qualification sampling with selected battery manufacturers, now providing A & B samples. Sustained interest from top-tier potential customers is supported by sample quality checks, site visits and requests for information.

+ NMG is advancing with the structuring and securing of project financing for the construction and development of the Phase-2 Bécancour Battery Material Plant and Matawinie Mine, and has received non-binding letters of interest from two Export Credit Agencies, evidencing a clear expression of the potential support which the ECA may offer.

+ NMG continues to demonstrate the ESG-credentials of its business model through an A2 Robust Sustainability Rating from Moody’s and release of its Climate Action Plan.

+ Year-end OSHA rate of 2.61 for the Company’s operations and 0 for its contractors, with no major environmental incident.

+ Year-end cash position of $62.3M.

MONTRÉAL--(BUSINESS WIRE)--March 25, 2022--Nouveau Monde Graphite Inc. (“NMG”, “Nouveau Monde” or the “Company”) (NYSE: NMG, TSXV: NOU) publishes its year-end financial results for the twelve-month period ended December 31, 2021 as it advances towards the final stages of its Phase-1 facilities construction demonstrating the full vertical from mining to battery market while maintaining an active development program on its Phase-2 commercial scale up. With the construction of NMG’s coating module well underway, the Company is set to have a 2,000-tonnes-per-annum (“tpa”) capacity integrated graphite production line of anode material by mid-year. At the same time, NMG is defining the updated economics model for its Phase 2 and is engaging with potential customers and financial partners to support the delivery of its full commercial-scale facilities.

Arne H Frandsen, Chair of NMG, commented: “We are making significant progress on our objectives at a time when the market is feeling the pressure of limited supply options, rising prices and complicated logistics. I am confident that the ESG-minded team at NMG can capitalize on our exclusive ecotechnologies and industry-leading practices to position the Company as a Western World’s trailblazer for competitive, sustainable, and local graphite advanced materials production.”

Eric Desaulniers, Founder, President, and CEO of NMG, added: “Upon the completion of our coating module as the final stage of our integrated Phase-1 production, we are set to offer a turnkey solution for the extraction, concentration, value-added transformation and quality assurance of graphite materials manufacturing. Our Phase-1 facilities accelerate our transition to the next phase of our development by providing electric vehicle (“EV”) and battery manufacturers with customized, high-quality, carbon-neutral and low-cost advanced materials, supporting process optimization and value engineering for our Phase 2, as well as providing a unique training platform for our team.”

Battery Material Plant

NMG is advancing with the deployment of its coated spherical purified graphite production with the construction of its Phase-1 coating line. This last process step will complete the Company’s graphite-based product range for the EV and renewable energy sectors by having a production capacity of up to 2,000 tpa of anode material. Although some have been delayed due to the worldwide logistics disturbances, deliveries have arrived at the Company’s demonstration plant over Q4-2021 and Q1-2022. All major deliveries have now been received. Construction is underway, and on budget, for a targeted commissioning before the end of H1-2022.

Construction of the coating module at NMG’s facility.

NMG is also expecting the delivery of its second commercial-scale shaping module at its facilities in Q2-2022 which would allow it to triple its spherical graphite production capacity. The construction and equipment commissioning is scheduled to be carried out by the end of H1-2022 for a production start and ramp up during Q3-2022. This addition to NMG’s Phase-1 advanced manufacturing line will enable the Company to provide customers with a broader and more comprehensive range of specs.

NMG’s Phase-1 purification plant continues the production of battery-grade SPG volumes. Positive results obtained by testing the furnaces’ optimal capacity and the validation of operational parameters have enabled NMG to refine the engineering of the Phase-2 Bécancour Battery Material Plant.

Indeed, the Front-End Loading feasibility engineering analysis (“FEL-3”) for the Company’s Phase-2 operations is progressing and on budget, with a 48% completion rate and a scheduled completion by the end of Q2-2022. NMG’s integrated business model will be reflected in this National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”)-compliant feasibility study for the Phase-2 Bécancour Battery Material Plant to update planning, cost projection, and development framework in a unified structure with the Matawinie Mine. In complement to the engineering efforts, the Company has initiated the permitting planning process and community outreach for the Bécancour Battery Materials Plant.

Matawinie Mine

In December 2021, NMG completed the construction of the nearly 8-km access road connecting the mining site to the local highway. Early works were successfully and safely completed, with no recordable environmental, health or safety incidents. Tree clearing activities are currently being conducted – before the nesting season to limit impacts to avifauna – in order to prepare the site for the next phase of civil works.

The detailed engineering and procurement packages of the Matawinie mine and concentrator continue to progress with SNC-Lavalin, Metso Outotec and NMG’s owner’s team. Optimization of facilities, preparation of architectural specifications and plans, mechanical engineering, and equipment selection advance on schedule. The mining plan is also progressing based on the latest drilling campaign. Overall advancement of engineering is estimated at 55%.

NMG has put forward advanced standards for design criteria of tailings management at the Matawinie Mine by prioritizing the desulphurization of tailings, dry-stacking, and the co-disposal of waste rock and tailings. This environmentally sound method involved a recognized approach and has been approved by government officials following a thorough review. An experimental cell was built in 2020 to demonstrate in actual conditions the performance of this proactive environmental method. Field-scale cells were built to calibrate the parameters with respect to the performance of the tailings co-disposal objectives design, including preventing sulfide oxidation and mine water contamination. The field test cells are instrumented and monitored by the Company’s Environment Team. Results from the test cells are positive, validating the co-disposal technology developed by NMG.

As for its electrification strategy, the Company’s technical team is highly engaged with Caterpillar for the planning and development of a zero-emission fleet for the Matawinie Mine. At the beginning of Q1-2022, NMG was awarded Mining Magazine's Future Fleets excellence award for the intended electrification of its Matawinie Mine.

Products Development and Market

The Company’s Phase-1 operations continue to support technical marketing and product qualification efforts in the lithium-ion battery, traditional and niche sectors. Production at the Phase-1 facilities and testing at NMG’s new state-of-the-art laboratory enable the supply of graphite products in various specifications to meet the manufacturer's individual requirements.

Samples have been and continue to be provided to potential customers as part of sales discussions. NMG has advanced into the qualification process with several battery manufacturers, now providing A & B samples. Sustained interest from top-tier potential customers is supported by quality checks, site visits to the Company’s Phase-1 operations and requests for information.

In addition, the Company is actively strengthening its quality assurance and quality control with the implementation of an ISO 9001-compliant system.

Electric vehicles outsold diesel cars in Europe for the first time in December 2021. To meet the soaring demand from consumers, the auto industry is on track to invest half a trillion dollars in the next five years to transition its fleet towards electrification (New York Times, February 2022). This shift is driving major changes in existing supply chains as original equipment manufacturers compete to source the raw materials and electronic components and bring to market enough volume to meet consumers' enthusiasm.

In fact, the lithium-ion battery market expansion is driving growth in demand for natural graphite with a global anode capacity projection of 8,391,550 tonnes per annum by 2031, a 13.2% month-over-month increase for the beginning Q1-2022 (Benchmark Mineral Intelligence, February 2022). Moreover, constrained supply due to mine and factory closures in China have lead to an upward price pressure for flake graphite (Benchmark Mineral Intelligence, January 2022).

These market dynamics create a favorable setting for NMG’s development of a local turnkey supply of green anode material.

Corporate and ESG

NMG conducted its operations guided by its Zero-Harm Philosophy. The Company reports a year-end Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate of 2.61 for its facilities and 0 for its contractors. NMG had no major environmental incidents as defined by the Global Reporting Initiative. Through its work protocols, continuous monitoring, and environmental program, it responsibly conducted its operations and worked to diligently address and mitigate any minor incident at its sites.

The Company embedded leading ESG principles in its business model alongside carbon-neutral operations and traceability of its value chain. In an independent assessment of the Company’s sustainability performance, Moody’s ESG Solutions provided a Sustainability Rating of A2 (‘Robust’), the second-highest grade on its rating scale, to NMG.

As part of its carbon-neutrality commitment, NMG released its Climate Action Plan detailing efforts around transparent reporting, reduction of the Company’s embedded emissions, transition to Net Zero, research and development for low-carbon materials and activities, as well as industry leadership. The Company has also purchased verified carbon credits to offset its 2021 carbon balance.

NMG is currently completing a lifecycle analysis for its graphite products portfolio to support its marketing and sustainability efforts.

The Company is advancing with the structuring and securing of project financing for the construction and development of the Phase-2 Bécancour Battery Material Plant and the Matawinie Mine. In this regard, the Company has been in discussions with a number of Export Credit Agencies (“ECA”) to provide credit support for a significant portion of the project financing, and has received non-binding letters of interest from two ECA, evidencing a clear expression of the potential support which the ECA may offer.

In 2021, the Company raised over $130M through public offerings, the exercise of warrants, private placements, and financial levers from governments. Capital allocation emphasized the advancement of NMG’s projects through engineering, procurement of key equipment and construction; R&D for the development of new processes and products, and corporate expenses to support the Company’s growth.

At December 31, 2021, the Company had $63.2M.

About Nouveau Monde

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

Subscribe to our news feed: https://NMG.com/investors/#news

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the intended results of the Company’s development plans, the timeline and progress of the initiatives described in this press release, future graphite supply and demand, the benefits of the Company’s de-risking strategy, the impact of the foregoing on the project economics, the Company’s intended production capacity of carbon-neutral anode material, the growth of the lithium-ion battery and EV markets, the Company’s commitments and performance with respect to its ESG initiatives, including the intended electrification of the Matawinie Mine, the interest of potential customers, the ability to structure and obtain sufficient project financing for the construction and development of the Bécancour Battery Material Plant and the Matawinie Mine, potential credit support from ECA, the intended results of the initiatives described above, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of Canadian and United States securities securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com